Exhibit 99.3

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT) Av. Escola Politécnica, 760, 2nd floor			2 - DISTRICT Jaguaré

3 - ZIP CODE 05350-901		4 - CITY São Paulo		5 - STATE SP

6 - DDD (Long distance) 55 11	7 - TELEPHONE 3718-5301	8 - TELEPHONE 3718-5306	9 - TELEPHONE 3718-5465	10 - TELEX

11- DDD (Long distance) 55 11	12 - FAX 3718-5297	13 - FAX 3714-4436	14 - FAX -

15 - E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Wang Wei Chang

2 - FULL ADDRESS (Place, Number and Complement) Av. Escola Politécnica, 760, 2nd floor			3 - DISTRICT Jaguaré

4 - ZIP CODE 05350-901		5 - CITY SÃO PAULO		6 - STATE SP

7 - DDD (long distance) 5511	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX

12 - DDD (long distance) 5511	13 - FAX 3718-5297	14 - FAX 3714-4436	15 – FAX -

16 - E-MAIL

acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	10/01/2005	12/31/2005

9 - AUDITING COMPANY Ernst Young Auditores Independentes S.S.				10 - CVM CODE 00471-5

11 - TECHNICAL IN CHARGE Luiz Carlos Passetti				12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 001.625.898-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information March 31, 2006	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 03/31/2006	2 – PREVIOUS QUARTER 12/31/2005	3 – SAME QUARTER PREVIOUS YEAR 03/31/2005
Paid-Up Capital
1 - COMMON	133,957,152	133,957,152	133,957,152
2 - PREFERRED	0	0	0
3 - TOTAL	133,957,152	133,957,152	133,957,152
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 - TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others

2 – SITUATION Operational

3 - NATURE OF SHARE CONTROL National Private

4 - CODE OF ACTIVITY 3220 – Participation and Administration - Food

5 - MAIN ACTIVITY Holding

6 - CONSOLIDATED TYPE Total

7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	12/19/2005	Interest over company capital	02/24/2006	Common	0.3617255000
02	Board Meeting	01/26/2006	Dividend	02/24/2006	Common	0.1010225270

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 05/12/2006	2 – SIGNATURE

02.01- BALANCE SHEET - ASSETS (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 03/31/2006	4- 12/31/2005
1	Total Assets	1,236,795	1,293,982
1.01	Current Assets	36,237	94,295
1.01.01	Cash and Banks	14,647	28
1.01.01.01	Cash and Cash Equivalents	76	28
1.01.01.02	Cash Investments	14,571	0
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	21,590	94,267
1.01.04.01	Dividends and Interest on Shareholder’s Equity	2	70,788
1.01.04.02	Recoverable Taxes	19,506	22,053
1.01.04.03	Deferred Taxes	1,744	1,128
1.01.04.04	Others	9	8
1.01.04.05	Prepaid Expenses	329	290
1.02	Non-current Assets	3,076	138
1.02.01	Credits	0	0
1.02.02	Credits with Associates	3,051	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	3,051	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	25	138
1.02.03.01	Deferred Taxes	25	138
1.02.03.02	Legal Deposits	0	0
1.02.03.03	Other Receivables	0	0
1.03	Permanent Assets	1,197,482	1,199,549
1.03.01	Investments	1,197,482	1,199,549
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	1,197,474	1,199,541
1.03.01.03	Other Investments	8	8
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

02.02- BALANCE SHEET - LIABILITIES (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 03/31/2006	4- 12/31/2005
2	Total Liabilities	1,236,795	1,293,982
2.01	Current Liabilities	5,658	68,258
2.01.01	Short term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	152	15
2.01.04	Taxes, Charges and Contribution	99	1,243
2.01.04.01	Social Contributions	57	144
2.01.04.02	Tax Obligations	42	1,099
2.01.05	Dividends Payable	94	13,560
2.01.06	Provisions	605	552
2.01.06.01	Provisions for vacations & 13th salary	605	552
2.01.07	Debts with Associates	0	7,426
2.01.08	Others	4,708	45,462
2.01.08.01	Interest on Company Capital	4,694	45,447
2.01.08.02	Other Obligations	14	15
2.02	Long-term Liabilities	101	509
2.02.01	Long term Debt	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	101	509
2.02.03.01	Provisions for contingencies	101	509
2.02.04	Debts with Associates	0	0
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders’ Equity	1,231.036	1,225.215
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	425,215	425,215
2.05.04.01	Legal	40.336	40.336
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	384,879	384,879
2.05.04.07.01	Expansion Reserves	313,454	313,454
2.05.04.07.02	Increase Capital Reserves	72,240	72,240
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Earnings/ Losses	5,821	0

03.01 -  STATEMENT OF INCOME (thousands Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2006 to 03/31/2006	4 - 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2005	6 - 01/01/2005 to 03/31/2005
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	14,368	14,368	72,483	72,483
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative	(1,558)	(1,558)	(1,206)	(1,206)
3.06.02.01	Administrative	(774)	(774)	(482)	(482)
3.06.02.02	Management Compensation	(784)	(784)	(724)	(724)
3.06.03	Financial	839	839	1,672	1,672
3.06.03.01	Financial Income	1,239	1,239	1,828	1,828
3.06.03.02	Financial Expenses	(400)	(400)	(156)	(156)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	15,087	15,087	72,017	72,017
3.07	Operating Income	14,368	14,368	72,483	72,483
3.08	Non-operating Income	0	0	(1)	(1)
3.08.01	Income	0	0	14	14
3.08.02	Expenses	0	0	(15)	(15)
3.09	Income Before Tax And Profit Sharing	14,368	14,368	72,482	72,482
3.10	Current Income Tax And Social Contribution	(4,585)	(4,585)	(160)	(160)
3.11	Deferred Income Tax And Social Contribution	503	503	1	1
3.12	Statutory Participations / Contributions	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 01/01/2006 to 03/31/2006	4 - 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2005	6 - 01/01/2005 to 03/31/2005
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0	0
3.15	Net Income In Fiscal Year	10,286	10,286	72,323	72,323
	NUMBER OF SHARES, EX-TREASURY (Units)	133,526,667	133,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.07703	0.07703	0.54164	0.54164
	LOSS PER SHARE

04.01 – EXPLANATORY NOTES

Thousands Reais

1.     BUSINESS CONTEXT

The main activities engaged in by Perdigão S.A. and its subsidiaries (“the Company”) are the raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and the sale of margarines through third-parties that will produce these products by request.

Crossban Holdings GMBH (Crossban) with headquarters in Austria is the Holding Company for Perdigão’s international subsidiaries and is responsible for international investments. Crossban controls the following operative companies: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda, Perdigão Ásia Pte Ltd, Perdigão France SARL and Perdigão Nihon K.K..

Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH., PRGA Participações Ltda., Perdigão Mato Grosso Rações Ltda. and Perdigão Agroindustrial Mato Grosso Ltda., are indirectly controlled in full by Perdigão S.A..

The wholly indirect owned subsidiaries PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are not currently operating.

2.     BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Quarterly Information – ITR, related to the first quarter of 2006, were prepared according to the same practices adopted in the fiscal year ended on December 31, 2005. Such Quarterly Information is in accordance with the accounting practices adopted in Brazil, which is based on the Brazilian Corporate Law (Law No. 6404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors.

In order to provide additional information, a statement of cash flow is presented in Note 19 in accordance with the Accounting Norms and Procedures – NPC 20 issued by IBRACON –  the Brazilian Independent Accountants Institute.

3.     MAIN ACCOUNTING PRACTICES

a)     Consolidated: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation. As all the subsidiaries are wholly-owned there are no minority interests holders.

b)    Cash and Cash equivalents: comprises of cash in hands and in banks and highly liquid investments on fixed income funds and / or securities with maturity date of 90 days or less (Note 4).

c)     Short and Long-Term Investments: includes public and private fixed income titles. Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is released at Note 17 (e).

d)    Trade Accounts Receivable: stated net of provision for doubtful accounts, which was constituted based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 6).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC), through which it negotiates part of its trade accounts receivable originated in the domestic market. According to the CVM – Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction n. 408/2004 the Company consolidated the FIDC in the financial statements since December 31, 2005.

e)     Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable (Note 7).

f)     Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes represent the income tax loss carry forwards and negative social contribution (CSLL), as well as the temporary differences between tax bases and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets.

g)    Investments: the investments are accounted for under the equity method considering the goodwill. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)    Goodwill resulted from companies` acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill resulted from future results are amortized in five years, period which possible investment return, and the one on appreciation of assets is amortized as they are sold. Those goodwill are classified as “Investments”, except when the companies’ acquisition has been accounted. In this case, it is classified as “Deferred” (Note 10 ‘b’).

i)      Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent appraisers, less accumulated depreciation. Since 1997, according to specific instruction issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the rates set forth in Note 11 (depletion based on utilization), and charged to production costs or directly to operating expenses as the case may be.

j)      Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contributing to the Company’s income. Deferred charges also include goodwill resulting from acquisitions of subsidiaries (Note 12).

k)     Provisions for contingencies: Calculated based on an individual analysis of the contingencies, taking into account risks and estimates of probable losses (Note 15 ‘a’).

l)      Derivative Financial Instruments: these are measured using the accrual method and unrealized gains/losses are recorded as loans (short or long term, as the case may be) at each balance sheet (Note 13 and 14). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expense and the derivatives market value are disclosures on Note 17 ‘e’.

m)    Revenues Recognition: revenue is recognized at the time when the products are delivered.

n)    Profit sharing of management and employees: the employees and management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which it the goal is attained and profits are achieved (Note 22).

o)    Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the revenue recognized on the results. The shipping and handling costs amounted, in the quarter, R$127,809 (R$121,584 as of March 31, 2005).

p)    Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted at R$10,708 (R$9,181 as of March 31, 2005).

q)    Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$1,794  (R$1,265 as of March 31, 2005).

r)     Earnings per share: calculated based on shares outstanding at the balance sheet date.

s)     Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and the income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (expenses), net (Note 18).

The exchange rates in Reais on the closing date of translated balance sheets were as follows:

	03.31.2006	12.31.2005
US$ Dollar	2.1724	2.3407
Euro (€)	2.6327	2.7691
Pound (£)	3.7728	4.0220

t)     Use of estimates: in preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates.

4.     CASH AND EQUIVALENTS

	Parent Company		Consolidated
	03.31.2006	12.31.2005	03.31.2006	12.31.2005
Local currency:
Cash and banks	76	28	11,166	23,117
Highly liquid investments	—	—	141,437	112,208
	76	28	152,603	135,325
Foreign currency (mainly US$):
Cash and banks	—	—	12,226	935
Highly liquid investments	—	—	446,040	642,334
	—	—	458,266	643,269
	76	28	610,869	778,594

5.     SHORT AND LONG TERM INVESTMENTS

	Parent Company	Consolidated
	03.31.2006	03.31.2006	12.31.2005
Bank Deposit Certificates – CDB, denominated in Reais maturing in 2006	14,571	35,020	19,655
Brazilian Treasury Notes:
- Prefixed and post fixed interest, denominated in Dollar, maturing up to 2009	—	86,264	92,695
- Prefixed interest, denominated in Euro, maturing in 2006	—	4,313	4,407
National Treasury Bill, denominated in Reais	—	41,259	13,969
	14,571	166,856	130,726

Short-term	14,571	82,723	39,088
Long-term	—	84,133	91,638

6.     TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	03.31.2006	12.31.2005
Short-term
Trade accounts receivable	427,864	559,019
(-) Provision for doubtful accounts	(2,398)	(3,311)
	425,466	555,708

Long-term
Trade accounts receivable	22,586	22,308
(-) Provision for doubtful accounts	(12,235)	(11,806)
	10,351	10,502

The trade accounts receivable balance includes R$82,456 (R$99,285 as of December 31, 2005) related to receivables sold to FIDC.

The provision for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes on the provision for doubtful accounts are as follows:

	03.31.2006	12.31.2005
Balance at beginning of period	15,117	14,616
Provision	1,183	4,586
Write-offs	(1,667)	(4,085)
Balance at end of period	14,633	15,117

7.     INVENTORIES – CONSOLIDATED

	03.31.2006	12.31.2005
Finished goods	280,574	194,859
Goods-in-process	22,659	23,732
Raw materials	54,536	61,292
Secondary material and packing	90,719	87,661
Livestock (poultry, turkey and hogs)	244,694	262,804
Advances to suppliers and imports in transit	11,701	15,733
	704,883	646,081

8.     RECOVERABLE TAXES

	Parent Company		Consolidated
	03.31.2006	12.31.2005	03.31.2006	12.31.2005
State VAT (ICMS tax)	—	—	53,335	56,341
Income Tax and Social Contribution	19,506	22,053	27,150	33,328
PIS/COFINS	—	—	3,830	1,967
IPI Tax	—	—	6,283	6,197
Others	—	—	3,529	3,597
	19,506	22,053	94,127	101,430

Current	19,506	22,053	74,154	83,232
Non-current	—	—	19,973	18,198

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its export revenues, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market, or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s capital by the parent company, which is offset against federal taxes payable;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS tax, effective since December, 2002 and COFINS, as from February 2004, which are offset against other federal taxes.

9.     TAXES AND CONTRIBUTIONS ON INCOME

a)     Income Tax and Social Contribution on Net Income:

	3 months ended:
	Parent Company		Consolidated
	03.31.2006	03.31.2005	03.31.2006	03.31.2005
Profit before income tax, social contribution and profit-sharing	14,368	72,482	24,152	88,261
Tax rate	34%	34%	34%	34%
Expense at nominal rate	(4,885)	(24,644)	(8,212)	(30,009)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	249	1,635
Interest over company’s capital	(4,314)	—	1,518	7,581
Equity pick-up	5,129	24,486	(8,588)	(3,251)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	(902)	17,711
Other adjustments	(12)	(1)	3,015	(4,757)
Effective benefit (expense)	(4,082)	(159)	(12,920)	(11,090)

Current income taxes	(4,585)	(160)	(9,904)	(17,819)
Deferred income taxes	503	1	(3,016)	6,729

The consolidated operational result before the subsidiaries abroad taxes are as follows:

	3 months ended:
	03.31.2006	03.31.2005
Earnings before income taxes of subsidiaries abroad	(2,758)	62,379
Current income taxes of subsidiaries abroad	(905)	(12,461)
Deferred income taxes of subsidiaries abroad	940	(1,912)

b)     Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	03.31.2006	12.31.2005	03.31.2006	12.31.2005
Tax losses carry forwards (IRPJ)	—	673	1,956	2,637
Negative Calculation Bases (CSLL)	—	274	1,527	2,743
Temporary differences:
Provisions for contingencies	—	11	30,242	31,487
Interest over company’s capital	1,518	—	1,518	—
Other temporary differences	251	308	(3,551)	(1,968)
Realizable revaluation reserve	—	—	(297)	(318)
Accelerated depreciation, with incentives	—	—	(833)	(915)
	1,769	1,266	30,562	33,666

Current asset	1,744	1,128	5,959	5,911
Non-current assets	25	138	43,025	47,220
Current and long-term liabilities	—	—	18,422	19,465

In Brazil, the tax return is subject to review by fiscal authorities for a five-year period from the return date. The Company could be subject to additional tax, fine and interest collection because of these reviews. The Crossban Holdings GMBH and others subsidiaries abroad results are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be realized in short-term.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.  INVESTMENTS

a)     Investments in subsidiaries – Parent Company

	Perdigão Agroindustrial	Perdigão Export	Total
	S.A.	Ltd.	03.31.2006	12.31.2005
Paid in capital	780,000	22	—	—
Net income accumulated in the period	12,473	—	—	—
Net equity of the subsidiary	1,197,474	—	—	—
Shares owned by Perdigão S.A.	1,197,474	—	1,197,474	1,199,541
Investment before equity method	1,199,541	—	1,199,541	961,579
Dividends and interest over company’s capital	(17,154)	—	(17,154)	(123,000)
Equity pick-up	15,087	—	15,087	360,962
Subventions and tax incentives(*)	4,456	—	4,456	8,306
Equity method investment	10,631	—	10,631	352,656

(*) Tax incentives are recorded directly to the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)     Goodwill on investments acquisition - Consolidated

	Costs value	Residual value
	03.31.2006	03.31.2006	12.31.2005
Acquisition of Frigorífico Nova Mutum (i)	13,731	12,103	13,731
Acquisition of Incubatório Paraíso (ii)	1,441	1,369	1,441
	15,172	13,472	15,172

(i) Acquired on June 20, 2005, for R$5,850, 100% of the representative quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., renamed respectively as Perdigão Agroindustrial Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda, both at Nova Mutum - Mato Grosso state, with a goodwill of R$ 13,731.

(ii) Acquired on December 1, 2005, for R$2,080, with a goodwill of R$1,441, the Incubatório Paraíso Ltda., located at Jataí – Goiás state.

The goodwill resulted from future results is amortized in five years and the installments based on the assets market value has been amortized in accordance with the realization.

c)     Other investments

Other investments related to the parent company amounted to R$8 (R$8 as of December 31, 2005) and the consolidated amount R$449 (R$444 as of December 31, 2005).

11.  PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual deprec.	Costs value		Residual value
	rate (%)	03.31.2006	12.31.2005	03.31.2006	12.31.2005
Buildings and betterments	4 to 10	653,612	630,858	479,837	463,818
Machinery and equipment	10 to 20	719,696	700,926	376,531	368,927
Electric and hydraulic installations	10	74,913	73,177	47,219	47,082
Forests and reforestation	various	26,312	24,541	20,144	18,720
Other	10 to 20	27,556	26,477	15,495	14,846
Land		87,302	87,524	87,302	87,524
Construction in progress		128,142	95,197	128,142	95,197
Advances to suppliers		18,793	10,612	18,793	10,612
		1,736,326	1,649,312	1,173,463	1,106,726

During the quarter, the Company capitalized interest of R$1,494 (R$1,151 as of March 31, 2005) related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

12.  DEFERRED CHARGES – CONSOLIDATED

	Annual amort.	Costs value		Net value
	rate (%)	03.31.2006	12.31.2005	03.31.2006	12.31.2005
Preoperating expenses
Shared Service Center Perdigão – CSP	20	18,692	18,692	16,075	17,062
Rio Verde – GO	10	59,354	59,354	36,063	37,547
Others	10 to 20	4,103	3,206	3,933	3,070
Software development
Implementation of integrated management systems	20	12,971	12,953	5,312	5,986
Development of the system “Atendimento Total Perdigão – ATP”	—	22,459	20,605	21,375	20,605
Others	Various	14,081	13,827	7,824	8,506
Goodwill on business acquisition (*)	20	18,888	18,888	532	1,052
		150,548	147,525	91,114	93,828

(*) Refers to the goodwill on the acquisition of Frigorífico Batávia S.A., incorporated by Perdigão Agroindustrial S.A., with fully amortization in 2006 based on future profitability.

13.  SHORT-TERM DEBT - CONSOLIDATED

Funding Line	Annual charges (%)	03.31.2006	12.31.2005
Local currency:
Production	8.75%	99,700	101,574

Foreign currency:
Net swap balance	%CDI vs ev (US$and other currencies)	489	8,858
Advance on export contracts (ACC and ACE)	4.76% (4.79% in 12.31.05) + ev (US$)	82,837	158,928
		83,326	167,786
Sub-total		183,026	269,360
Current portion of long term debt		247,714	279,304
Total short-term debt		430,740	548,664

The production operations are funded with a maximum maturity of 360 days and have no guarantees.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with up to 360 days maturity dates, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the customer abroad.

14.  LONG-TERM DEBT – CONSOLIDATED

Funding Line	Annual charges (%)	03.31.2006	12.31.2005
Local currency:
Working capital	4.97% (5.10% on 12.31.05)	89,458	81,523
FIDC senior quotes	95% CDI	93,539	90,083
Property, plant and equipment	2.30% (1.98% on 12.31.05) + TJLP	93,693	67,870
Debentures	6.00% (6.00% on 12.31.05) + TJLP	42,069	41,776
		318,759	281,252
Foreign currency (mainly U.S. dollar):
Working capital	6.55% (5.81% on 12.31.05) + e.v. (US$ and other currencies)	450,468	515,537
Export prepayment	6.47% (5.46% on 12.31.05) + e.v. (US$)	692,449	602,882
Property, plant and equipment	9.03% (9.76% on 12.31.05) + e.v. (US$ and other currencies)	15,208	5,007
		1,158,125	1,123,426
Total		1,476,884	1,404,678
Current portion of long-term debt		(247,714)	(279,304)
Long-term debt		1,229,170	1,125,374

Long-term installments have the following maturity dates:

Years
2007	94,497
2008	418,566
2009	205,072
2010	348,356
2011 to 2043	162,679
1,229,170

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of March 31, 2006, 50,195 debentures were redeemed.

Loans in the amount of R$122,098 are guaranteed by chattel mortgage and R$ 6,359 are guaranteed by statutory lien of assets acquired under loan.

The loans for working capital and exports prepayment in foreign currency contain default clauses that, if not reached, might anticipate some operations maturity dates. Besides, there is exports prepayment operation with notional principal of R$217,240 in March 31, 2006. These clauses are related mainly to the Company attendance of certain financial indicators (net debt over EBITDA not upper than 3.0 and net debt over shareholders’ equity not upper than 1.5. Net debt represents total debt less cash and banks and highly liquid investments). On March 31, 2006 all these conditions had been attended by the Company.

15.  COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)     Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

For all legal disputes currently in progress, the Company and its subsidiaries have judicial deposits totaling R$17,942 (R$17,761 as of December 31, 2005), which are recorded as non-current assets.

The Company is involved in some judicial procedures the values of which, in case of losses, are not known nor are they fairly estimated, especially in the civil area.

Provisions for contingencies were constituted as follows:

	03.31.2006	12.31.2005
Tax (i)	95,725	112,927
Labor lawsuits (ii)	17,945	16,273
Civil, commercial and others (iii)	4,184	4,324
	117,854	133,524

(i) Of the total tax contingencies provisioned on March 31, 2006, R$38,254 (R$49,257 as of December 31, 2005) were related to actions regarding the IRPJ and CSSL taxes, particularly credits related to the special adjustment for inflation (Real Plan) and full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging also the increase in rates and calculation base of the PIS and COFINS taxes and established a provision of R$23,659 (R$31,940 as of December 31, 2005) referring to these taxes. Part of the contingency provision, in the amount of R$7,037 refers to the increase in the calculation base during effectiveness of Law 9718/96, regarding which a favorable sentence was obtained by another Brazilian taxpayer. The management will reverse this contingency as soon as this sentence becomes a resolution of the Senate, or when the lawsuit of the Company is passed in rem judicatam.

The Company has a provision for a contingency in the amount of R$13,034 (R$11,126 as of December 31, 2005) regarding a judicial action for nonpayment of the CPMF charge on the income from exports.

The other tributary contingencies refer to the judicial claims against Funrural and SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas, in an amount of R$20,778 (R$20,604 as of December 31, 2005).

(ii) The Company and its subsidiaries have 1,022 individual labor claims in progress totaling R$239,183 (973 individual claims totaling R$219,832 as of December 31, 2005), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). These are lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$17,945 (R$16,273 as of December 31, 2005) is deemed sufficient to cover possible losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 614 cases totaling R$77,524 and there are individual claims in amounts up to R$25,236 (596 cases totaling R$73,072 with individual claims of up to R$25.061 as of December 31, 2005) for which the provision for losses, when applicable, is based on the opinion of the Company’s legal counsel.

b)              Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by management and legal counsel. The most relevant claim refers to IPI tax credits. These assets will be recognized by the Company only when a final sentence has been rendered.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of March 31, 2006, such firm commitments amounted to R$112,712 (R$120,721 as of December 31, 2005).

d)              Rents and Leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in the quarter totaled R$6,583 (R$5,185 as of March 31, 2005) and future commitments can be summarized:

Years
2006 (from April to December)	20,318
2007	14,525
2008	8,616
2009	8,515
2010 and later	25,960
77,934

16.           SHAREHOLDERS’ EQUITY

a)              Capital Stock

In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional  new shares for each existing share.

The capital is represented by 133,957,152 common shares, registered and no-par value shares. Foreign investors hold 35.484.522 shares (35,304,081 on December 31, 2005) of which 3,684,786 shares (3,897,486 on December 31, 2005) are represented by 1,842,393 (1,948,743 on December 31, 2005) American Depositary Receipts - ADRs.

The Company has 430,455 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and no-par value shares.

b)              Reconciliation of Shareholders’ Equity and operating results for the period (Parent company and Consolidated)

The difference between the parent company and the consolidated refers to the elimination of unrealized profit in operations with subsidiaries in the amount of R$2,308 (R$2,420 as of December 31, 2005) in the shareholders equity and R$112 (R$234 as of December 31, 2005) in the period results.

c)              Statements of changes in Shareholders’ Equity – Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2005	800,000	423,610	(815)	—	1,222,795
Net income for the period	—	—	—	10,398	10,398
Interest on Shareholders’ Equity	—	—	—	(4,465)	(4,465)
Balance as of March 31, 2006	800,000	423,610	(815)	5,933	1,228,728

17.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)              Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)              Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by the LIBOR, TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk, mainly in the swap contracts that are indexed by the CDI, exchange coupon and several currencies.

c)              Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	03.31.2006	12.31.2005
Cash, cash equivalents and highly liquid investments (short/ long-term)	548,843	740,371
Swap agreements (notional amounts)	234,647	154,264
Short and long-term debt	(1,240,962)	(1,282,354)
Other operating assets and liabilities	168,745	189,296
	(288,727)	(198,423)

The Company’s outstanding derivative position on March 31, 2006 is composed by swap contracts receivable indexed by US$ and payable indexed by R$/%CDI, with notional amount of R$234,647 and losses R$489.

In the quarter, the losses on derivatives recognized as interest expenses amounted to R$10,963 (R$3,579 as of March 31, 2005).

d)              Commodities risk management.

In the normal course of its operations, the Company buys some commodities, mainly grains (corn and soybeans) and hogs for slaughtering - the largest individual component of the Company’s cost.

The price of corn and soybean are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of March 31, 2006 there were no commodities derivatives outstanding and during the quarter, the Company has not entered any derivative agreements involving commodities.

e)              Fair value of financial instruments - Consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and equivalents	610,869	610,869
Short/Long-term investments	166,856	169,950
Trade accounts receivable	425,466	425,466
Loans and Financing	(1,659,421)	(1,620,479)
Trade accounts payable	(332,848)	(332,848)
Unrealized losses/gains on derivatives	(489)	106
	(789,567)	(746,936)

18.       FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	03.31.2006	03.31.2005
Expenses:
Interest expense	(24,278)	(42,917)
Exchange variation	44,052	(1,773)
Financial transactions tax (CPMF)	(5,810)	(5,282)
Other expenses	(198)	(313)
	13,766	(50,285)
Income
Interest Income	16,981	18,492
Exchange variation	(9,993)	9,083
Losses from translation effects of investments abroad	(25,259)	(9,569)
Other income (expense)	205	742
	(18,066)	18,748
Net financial expense	(4,300)	(31,537)

19.       CASH FLOW

	Parent Company		Consolidated
	03.31.06	03.31.05	03.31.06	03.31.05
OPERATING ACTIVITIES
Net Income for the period	10,286	72,323	10,398	71,792
Adjustments to reconcile net income to net cash generated by operating activities:
Depreciation, amortization and depletion	—	—	31,910	26,894
Amortization of goodwill	—	—	2,220	944
Equity pick-Up	(15,087)	(72,017)	—	—
Gain (loss) on permanent asset disposals	—	—	730	(1,382)
Deferred income tax	(503)	(1)	3,104	(6,729)
Exchange variations and interest	(71)	—	(40,184)	17,096
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	130,393	71,897
Inventories	—	—	(58,802)	(9,179)
Trade accounts payable	137	8	275	33,501
Payroll and related charges payable	(3,792)	(622)	(78,718)	16,866
Net cash provided by operating activities	(9,030)	(309)	1,326	221,700

CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments	(14,500)	—	(46,022)	(127,782)
Net of redemption	—	—	5,231	137,637
Other Investments, net	—	(4)	(5)	(4)
Additions to fixed assets	—	—	(93,928)	(58,958)
Disposal of fixed assets	—	—	1,303	4,089
Additions to deferred charges	—	—	(3,023)	(11,532)
Interest over Company’s capital received	85,367	39,143	—	—
Net cash provided by (used in) investing activities	70,867	39,139	(136,444)	(56,550)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt insurance	—	—	336,582	695,832
Repayment of debt (principal and interest)	—	—	(307,400)	(871,769)
Dividends and interest over Company’s capital paid	(61,789)	(38,686)	(61,789)	(38,686)
Net cash provided by (used in) financing activities	(61,789)	(38,686)	(32,607)	(214,623)

Net increase (decrease) of cash	(48)	144	(167,725)	(49,473)
At the beginning of the year	28	61	778,594	212,638
At the end of the year	76	205	610,869	163,165

20.       TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A. and subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loans payable of R$3,051 (receivable of R$7,426 as of December 31, 2005); Income in the period of R$415 (R$1,413 as of March 31, 2005); Expenses during the period of R$578 (R$10 as of March 31, 2005).

21.       INSURANCE COVERAGE – CONSOLIDATED – NOT REVISED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,252,970 (R$1,395,392 as of December 31, 2005), b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

22.       MANAGEMENT AND EMPLOYEES PROFIT SHARING

Subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão More Value), for the executive levels since 2004 classified under other operating results.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

23.       SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada, (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution type plan, therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of March 31, 2006 the plan had 19,423 (19,556 as of December 31, 2005) participants and net assets of R$92,904 (R$86,816 as of December 31, 2005). The sponsor contributed R$1,291 for the period (R$1,182 as of March 31, 2005), of which R$1,166 refers to the basic contribution (R$1,048 as of March 31, 2005) and R$125 for past services (R$134 as of March 31, 2005). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$5,318 (R$5,717 as of December 31, 2005), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds and shares, totaling R$92,892 (R$86,805 as of December 31, 2005).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

X.X.X.X.X.X.X.X.X.X

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2006	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.                                                                                           01.838.723/0001-27

05.01 – COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2006	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

06.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2006	4 - 12/31/2005
1	Total Assets	3,506,967	3,632,220
1.01	Current Assets	2,013,452	2,188,607
1.01.01	Cash, Banks and Investments	693,592	817,682
1.01.01.01	Cash and Cash Equivalents	610,869	778,594
1.01.01.02	Short term Investments	82,723	39,088
1.01.02	Credits	425,466	555,708
1.01.02.01	Trade Accounts Receivable	425,466	555,708
1.01.03	Inventories	704,883	646,081
1.01.04	Others	189,511	169.136
1.01.04.01	Recoverable Taxes	74,154	83,232
1.01.04.02	Deferred Taxes	5,959	5,911
1.01.04.03	Notes Receivable	23,850	10,979
1.01.04.04	Others	44,404	43,028
1.01.04.05	Prepaid Expenses	41,144	25,986
1.02	Noncurrent Assets	215,017	227,443
1.02.01	Credits	10,351	10,502
1.02.01.01	Trade Accounts Receivable	10,351	10,502
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	204,666	216,941
1.02.03.01	Cash Long-term Investments	84,133	91,638
1.02.03.02	Taxes Receivable	19,973	18,198
1.02.03.03	Deferred Taxes	43,025	47,220
1.02.03.04	Notes Receivable	37,064	38,395
1.02.03.05	Legal Deposits	17,942	17,761
1.02.03.06	Others	2,529	3,729
1.03	Permanent Assets	1,278,498	1,216,170
1.03.01	Investments	13,921	15,616
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	0	0
1.03.01.03	Other Investments	13,921	15,616
1.03.01.03.01	Goodwill on investments in subsidiaries	13,472	15,172
1.03.01.03.02	Interest through Fiscal Incentives	74	74
1.03.01.03.03	Other Investments	375	370
1.03.02	Fixed Assets	1,173,463	1,106,726
1.03.03	Deferred Charges	91,114	93,828

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2006	4 - 12/31/2005
2	Total Liabilities	3,506,967	3,632,220
2.01	Current Liabilities	909,018	1,129,910
2.01.01	Short term Debt	430,740	548,664
2.01.02	Debentures	0	0
2.01.03	Suppliers	332,848	332,573
2.01.04	Taxes and Contribution	40,426	47,278
2.01.04.01	Tax Obligations	22,182	27,345
2.01.04.02	Social Contributions	18,244	19,933
2.01.05	Dividends Payable	94	13,560
2.01.06	Provisions	65,086	63,969
2.01.06.01	Provisions for vacations & 13th salaries	65,086	63,969
2.01.07	Debts with Associates	0	0
2.01.08	Others	39,824	123,866
2.01.08.01	Payroll	16,574	18,913
2.01.08.02	Interest Over Company Capital	4,694	45,447
2.01.08.03	Management/Employees’ Profit Sharing	3,089	37,956
2.01.08.04	Other Obligations	15,467	21,550
2.02	Noncurrent Liabilities	1,369,221	1,279,515
2.02.01	Long term Debt	1,229,170	1,125,374
2.02.02	Debentures	0	0
2.02.03	Provisions	117,854	133,524
2.02.03.01	Provision for Contingencies	117,854	133,524
2.02.04	Debts with Associates	0	0
2.02.05	Others	22,197	20,617
2.02.05.01	Taxes and Social Obligations	3,775	1,152
2.02.05.02	Deferred Taxes	18,422	19,465
2.03	Deferred income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders’ equity	1,228,728	1,222,795
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	422,907	422,795
2.05.04.01	Legal	40,336	40,336
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0

1 - CODE	2 - DESCRIPTION	3 - 03/31/2006	4 - 12/31/2005
2.05.04.07	Other profit Reserves	382,571	382,459
2.05.04.07.01	Expansion Reserves	313,454	313,454
2.05.04.07.02	Increase Capital Reserves	72,240	72,240
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	(2,308)	(2,420)
2.05.05	Accumulated Earnings/ Losses	5,821	0

07.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2006 to 03/31/2006	4 – 01/01/2006 to 03/31/2006	5 – 01/01/2005 to 03/31/2005	6 – 01/01/2005 to 03/31/2005
3.01	Gross Sales	1,229,079	1,229,079	1,371,577	1,371,577
3.01.01	Domestic Market	720,829	720,829	713,307	713,307
3.01.02	Exports	508,250	508,250	658,270	658,270
3.02	Sales Reductions	(173,616)	(173,616)	(168,100)	(168,100)
3.03	Net Sales	1,055,463	1,055,463	1,203,477	1,203,477
3.04	Cost of Sales	(806,026)	(806,026)	(874,292)	(874,292)
3.05	Gross Profit	249,437	249,437	329,185	329,185
3.06	Operating Income/Expenses	(223,097)	(223,097)	(241,248)	(241,248)
3.06.01	Selling Expenses	(205,034)	(205,034)	(191,625)	(191,625)
3.06.01.01	Variable	(132,579)	(132,579)	(125,982)	(125,982)
3.06.01.02	Fixed	(72,455)	(72,455)	(65,643)	(65,643)
3.06.02	General and Administrative	(18,132)	(18,132)	(15,528)	(15,528)
3.06.02.01	Administrative	(15,975)	(15,975)	(13,564)	(13,564)
3.06.02.02	Management Fees	(2,157)	(2,157)	(1,964)	(1,964)
3.06.03	Financial	(4,300)	(4,300)	(31,537)	(31,537)
3.06.03.01	Financial Income	(18,066)	(18,066)	18,748	18,748
3.06.03.02	Financial Expenses	13,766	13,766	(50,285)	(50,285)
3.06.04	Other Operating Income	6,588	6,588	220	220
3.06.05	Other Operating Expenses	(2,219)	(2,219)	(2,778)	(2,778)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	26,340	26,340	87,937	87,937
3.08	Non-operating Income	(2,188)	(2,188)	324	324
3.08.01	Income	1,488	1,488	4,849	4,849
3.08.02	Expenses	(3,676)	(3,676)	(4,525)	(4,525)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2006 to 03/31/2006	4 – 01/01/2006 to 03/31/2006	5 – 01/01/2005 to 03/31/2005	6 – 01/01/2005 to 03/31/2005
3.09	Income Before Tax And Profit Sharing	24,152	24,152	88,261	88,261
3.10	Current Income Tax and Social Contribution	(9,904)	(9,904)	(17,819)	(17,819)
3.11	Deferred Income Tax	(3,016)	(3,016)	6,729	6,729
3.12	Statutory Participations / Contributions	(834)	(834)	(5,379)	(5,379)
3.12.01	Profit Sharing	(834)	(834)	(5,379)	(5,379)
3.12.01.01	Management Profit Sharing	(694)	(694)	(4,607)	(4,607)
3.12.01.02	Employees’ Profit Sharing	(140)	(140)	(772)	(772)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income In Fiscal Year	10,398	10,398	71,792	71,792
	NUMBER OF SHARES, EX-TREASURY (Units)	133,526,667	133,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.07787	0.07787	0.53766	0.53766
	LOSS PER SHARE

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2006	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

We have become the first traditional company in the Brazilian capital markets and the first in the food and beverage sector to adhere to the São Paulo Stock Exchange’s New Market (Novo Mercado) criteria, offering equal rights to all our shareholders as well as diffuse control, premium on public offerings  and protective mechanisms to ensure the longevity of our business.

We have concluded a phase of important structural transformations and market-related achievements. We are projecting  a new development cycle for Perdigão that will further consolidate its standing as a socially inclusive, globalized and innovative Company. And above all, a Company that will reflect its real and fair market value to the benefit of its shareholders.

During the quarter, domestic market sales volume grew 13.8%, principally in-natura products, due to the diversion of these items originally destined for export markets, and reflecting an international scenario of falling consumption and high inventory in the major importing countries.

This situation had already begun to emerge at the end of 2005 when the first cases of avian influenza were reported in Europe. Consumer anxiety together with embellished publicity as to the reality of the avian influenza outbreaks translated into a reduction of consumption and an oversupply of poultry meat, in turn triggering a scaling down of production by leading world producers.

In this context, Perdigão was also obliged to follow suit in the light of an 8.4% decline in export volume during the quarter. In addition, the average foreign exchange rate appreciation of 17% in the quarter reduced export revenues when converted into Reais.

In the light of this, volumes of chilled and frozen products posted growth of 1.8% in the quarter, the Company recording gross revenues of R$ 1.2 billion against R$ 1.4 billion for the same period in 2005.

(The variations mentioned in this report are comparisons between First Quarter 2006 and First Quarter 2005, except where otherwise stated)

OPERATING AND FINANCIAL INDICATORS – FIRST QUARTER 2006

•                  Gross sales were R$ 1.2 billion, 10.4% down in the quarter;

•                  Chilled and frozen sales volume reported an increase of 1.8%;

•                  Domestic chilled and frozen sales volume grew 13.8%, with total revenues 1.1% higher.

•                  Export volume posted an 8.4% decline in volume and a 22.8% drop in revenues.

•                  Sales volume of higher value-added products achieved a 3.7% increase against a 0.9% fall in sales revenue;

•                  Gross profit amounted to R$ 249.4 million, a 24.2% decrease;

•                  EBITDA reached R$ 64.3 million in the quarter, 56.3% down and equivalent to an EBITDA margin of 6.1%;

•                  Net income was R$ 10.4 million, a reduction of 85.5%, representing a net margin of 1.0%.

•                  Perdigão’s shares posted an average daily trading volume in the quarter of US$ 7.4 million, an increase of 95%.

Highlights - R$ million	1Q06	%Net Sales	1Q05	%Net Sales	%Ch.
Gross Sales	1,229.1	116.4	1,371.6	114.0	(10.4)
Domestic Market	720.8	68.3	713.3	59.3	1.1
Exports	508.3	48.2	658.3	54.7	(22.8)
Net Sales	1,055.5	100.0	1,203.5	100.0	(12.3)
Gross Profit	249.4	23.6	329.2	27.4	(24.2)
EBIT	26.3	2.5	122.0	10.1	(78.5)
Net Income	10.4	1.0	71.8	6.0	(85.5)
EBITDA	64.3	6.1	147.3	12.2	(56.3)
EPS*	0.08		0.54		(85.5)
Frozen and Chilled products (thousand tons)	294.1		289.1		1.8

* Earnings per share (in Reais), excluding treasury shares, considering the split approved on the Ordinary/ Extraordinary Shareholders’ meeting that took place on March 8, 2006 and became effective on April 12, 2006

SECTORIAL PERFORMANCE

The increase in real incomes in Brazil, controlled inflation and a reduction in the basic rate of interest should continue to contribute to the Company’s favorable domestic sales. Meanwhile, in the export market, the recovery in demand for poultry meats – notably in Europe, once the avian influenza outbreak has been stabilized – together with the relaxing of trade bans on pork meat imports, may bring new opportunities for boosting exports and contributing to the Company’s plans for sustainable growth.

Distribution Channels – In revenues

Exports

Brazil exported 638,000 tons of chicken meats in the first quarter of 2006, practically unchanged in relation to the same period in 2005. Brazilian overseas sales were adversely impacted by repressed world demand and high inventory in the international markets due to avian influenza outbreaks.

Pork meat exports registered a decline of 19% to 99,400 tons in the first quarter of 2006. This reflected the trade ban imposed by importing countries following cases of foot and mouth disease reported in the states of Mato Grosso do Sul and Paraná in late 2005.

Raw Materials

World supplies of corn and soybeans have been abundant of recent, feeding through to a pattern of declining prices on both the international and domestic markets. Such plentiful supplies reflect another bumper crop in the United States as well as a recovery in domestic Brazilian output. In addition to the elements pushing up the supply side, consumption of animal feed weakened due to the impact of avian influenza and increasing grain inventory at both major producers and also world exporters.

In spite of the United States corn crop being 6% down on the 2004/05 harvest, volumes were the second highest ever, resulting in an end-of-harvest stockpile of nearly 5 million tons. This year’s US soybean crop was also slightly down on the record last year (84 million in 2005/06 against 85 million in 2004/05), although final inventories doubled.

The fifth Conab (National Supply Council) survey, conducted in April 2006, estimates the Brazilian 2005/06 corn crop at 40.8 million tons, 16% more than in 2004/05. The current soybean crop is forecasted at 55.7 million, 8% more than in 2004/05.

Domestic consumption

Increased food consumption is being driven by higher real incomes and rates of employment. While in the first quarter, there was an oversupply of poultry and raw material for specialty meat production due to the international scenario, domestic demand was strong, the pressure being on average prices only.

Frozen meat products grew 4.7% while frozen pastas also accumulated an increase of 13.2% up to March 2006. Specialty meats reported an increase of 13.7%, while frozen pizzas were up 7.6% to the end of February 2006 according to AC Nielsen data.

Animal Health Questions

The disruption caused by avian influenza, mainly in Europe and Asia, resulted in a drop in consumption in various importing countries, also generating a fall in prices principally for in-natura poultry items due to public concern surrounding the disease. This factor was also associated with very high world stocks due to overproduction on the part of the main countries supplying the importing markets and reflecting a corresponding decline in export volumes.

Added to these difficulties, shipments of pork meat to Russia also came to a halt following the identification of foot and mouth outbreaks in the states of Mato Grosso do Sul and Paraná at the end of 2005. As a result some, importing countries implemented partial or total trade blockades  on imports of Brazilian beef and pork.

World producers, the Company included, are currently trimming back production in order to adjust to a situation of high inventory and falling poultry meat consumption. Another important measure on the animal health front was the approval and nationwide implementation of the Ministry of Agriculture’s operating plan for the prevention of Newcastle and avian influenza diseases.

The tendency is for these negative factors to become less significant, allowing  the market conditions for Brazilian exports to improve in the second half of the year.

INVESTMENTS AND PROJECTS

Capital expenditures in the quarter amounted to R$ 95.4 million, 62% more than for the same quarter in 2005. These investments were largely directed to the following projects: a new poultry hatchery and the expansion of cooked product capacity at the Carambei-PR unit; expansion of poultry slaughtering capacity at Serafina Corrêa-RS, Marau-RS, Capinzal-SC, Rio Verde-GO and Nova Mutum-MT; new specialty meat product lines and the expansion of the animal feed plant at Rio Verde-GO.

Additional investments were made in the Mineiros-GO agroindustrial complex. This  is currently at the stage of concreting the industrial unit’s internal pavement, work on the roof having already been concluded. Investments were also made in equipment for the sub-products plant and for steam generation while the construction of the poultry breeding farms are in progress. Start-up of operations at this unit is scheduled for January 2007.

OPERATING PERFORMANCE

Production

Output of meat products reported a growth of 11.9% in the quarter compared with the same quarter in 2005 and amounting to 325,500 tons, representing a growth of 16.6% in poultry and 5.7% in pork/beef .

During the quarter, 138.5 million head of poultry were slaughtered, an increase of 12.4%. In the hogs/beef cattle segment, some 883,900 head were slaughtered, 2.7% more than in the same quarter of 2005, representing a 2% reduction in hogs but more than offset by the Company’s initial beef-cattle slaughtering activities.

In line with the tendency among producers worldwide, the Company is also temporarily cutting back production to adjust its business to market demand.

Production	1Q06	1Q05	% Ch.
Poultry Slaughter (million heads)	138.5	123.2	12.4
Hog/ Cattle Slaughter (thousand heads)	883.9	860.4	2.7
Poultry Meats (thousand tons)	192.3	164.8	16.6
Pork/Beef Meats (thousand tons)	133.2	126.1	5.7
Total Meats (thousand tons)	325.5	290.9	11.9
Other Processed Products (thousand tons)	6.3	5.0	26.3
Feed and Premix (thousand tons)	784.7	728.6	7.7
One-day Chicks (million units)	130.9	128.6	1.8

Domestic Market

Gross domestic sales in the quarter amounted to R$ 720.8 million, a 1.1% year-on-year rise while frozen and chilled sales volume posted a 13.8% increase.

With oversupply in the domestic market during the quarter reflecting lower exports, especially in-natura products, the overall average price fell 7.6%, poultry and pork commodity-type products reporting price declines of more than 25%. However, average costs were also down by 6.3%, thus partially offsetting the squeeze on domestic margins.

The increase in in-natura product volumes (poultry and beef ) was 105.8%, with sales revenue 51.1% higher. Elaborated/processed products reported a growth of 3.3% by volume and 0.8% in sales revenues. Growth in these higher value-added items was lackluster due to the ready supply of in-natura products with lower prices. However, the reduction in costs of the higher value-added segment – greater than the fall in prices – contributed to a slight improvement in margins for these products.

	Tons (thousand)			Sales (R$ million)
Domestic Market	1Q06	1Q05	% Ch.	1Q06	1Q05	% Ch.
In-Natura	25.9	12.6	105.8	76.1	50.4	51.1
- Poultry	19.4	9.8	98.6	55.3	40.2	37.4
- Pork/Beef	6.5	2.8	131.0	20.8	10.1	105.6
Elaborated/Processed (meats)	117.3	113.5	3.3	544.8	540.6	0.8
Other Processed	7.3	6.1	19.6	54.1	46.7	16.0
Total Frozen and Chilled	150.5	132.2	13.8	675.0	637.7	5.9
- Soybean Products	14.2	34.0	(58.4)	11.6	46.1	(74.9)
- Others	—	—	—	34.2	29.6	15.8
Total	164.6	166.2	(0.9)	720.8	713.3	1.1
Total Elaborated/Processed	124.6	119.6	4.2	598.9	587.3	2.0

The fall of 58.4% by volume and 74.9% by sales revenues in the soybean business was fully justified by the sale of the Marau-RS crushing plant in the second half of 2005.

The following product launches were made in the quarter: Perdigão-branded pepperoni lasagna, Ouro bologna sausage pizza, pepperoni cheese bread, ready prepared cheese bread and medallion of Chester®. The Company launched the following products under the Batavo brand: Freski chicken sausage, Freski ham-type chicken and special green corn.

The Company retained its leadership in the specialty meats segment with a 25.4% market share. Other segments reported a market share as follows: 34.3% for frozen meats, 31.1% for frozen pizzas and 34.4% for frozen pastas.

Market Share - %

The institutional market represented by the fast food chains, restaurants, hotels, industrial kitchens, among others, reported an increase in participation in relation to other distribution channels of 130 basis points while the retail channel’s relative share increased by 70 basis points as shown in the pie charts below.

Exports

Problems created by the avian influenza outbreak impacted the global trading environment, reducing consumption principally in Europe and the Middle East. This combined with high inventory held at the importers has generated momentary international oversupply in poultry products, leading major world producers to review and cut back production.

This situation has been aggravated by foot and mouth outbreaks in the states of Mato Grosso do Sul and Paraná last year resulting in a partial or total ban on Brazilian pork and beef exports, mainly by one of the major importing markets – Russia.

The outcome of this chain of events was a slide in chilled and frozen product volume by 8.4% in the quarter with export revenues reducing by 22.8%. While the average US dollar prices remained even slightly above those prevailing in the first quarter 2005, the sharp appreciation of the Real against the US dollar triggered a 15.7% fall in average export prices, in Reais, in the first quarter 2006. Costs on the other hand fell only 6.9% in the period and not enough to compensate for the fall in average prices and volumes during the quarter. The net effect was a significant squeeze in operating margins.

	Tons (thousand)			Sales (R$ million)
Exports	1Q06	1Q05	% Ch.	1Q06	1Q05	% Ch.
In-Natura	121.6	135.1	(10.0)	395.2	527.1	(25.0)
- Poultry	99.2	110.1	(9.9)	297.5	393.5	(24.4)
- Pork/Beef	22.4	25.0	(10.3)	97.8	133.6	(26.8)
Elaborated/Processed (meats)	22.0	21.6	2.0	112.9	129.5	(12.8)
Total Frozen and Chilled	143.7	156.9	(8.4)	508.2	657.9	(22.8)
Total	143.7	156.9	(8.4)	508.2	658.3	(22.8)
Total Elaborated/Processed	22.0	21.8	1.1	113.0	130.8	(13.7)

Due to this adverse international trading environment and set against the strong surge in the Real against the US dollar of 17.3% in the quarter compared to the same period in 2005, Perdigão reported the following performance in its main overseas markets:

•      Middle East – Volume was down 9.6% while sales fell 16.4%. Public alarm caused by the avian influenza outbreak produced a fall in demand and some stock piling during the period of the annual pilgrimage to Mecca (the Haji), when there was an avian influenza outbreak in Kuwait.

•      Far East – Sales during the period were negatively affected by the build-up of inventory levels at the end of 2005, principally in Japan and South Korea, also accompanied by a reduction in prices. During the period, volumes dipped 0.8% while export revenue declined 12.6%.  In the face of this market slackness, China suspended the issue of import licenses.

•      Europe – With volumes 7.8%, and sales revenues 22.3% down, European countries were worst affected by weaker demand in the wake of the avian influenza scare. Average prices held steady based on a year-on-year comparison, although declining significantly in relation to December 2005.

•      Eurasia – The fall of 34.0% in volume and 49.7% in export revenues in this market was due to the delay in the allocation of distribution quotas and to the spread of avian influenza. Shipments of pork meat during the first quarter were also substantially affected due to the Russian ban on Brazilian meat imports.

•      Africa, the Americas and other Countries – Exports increased 24.5% in volume and 1.9% in revenues compared with the first quarter in 2005. We also resumed exports of processed products to the Argentine and started to export to the Chilean markets.

Exports by Region

(% of Net Sales)

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.1 billion in the quarter, 12.3% lower than on the same period in the preceding year. While the total trading volumes of chilled and frozen products were 1.8% higher than 2005, falling exchange rates and the decline in average prices in the markets, associated with meat oversupply, resulted in a reduction in sales revenues.

Breakdown of Net Sales (%)

The relative accumulated share of higher value-added products (elaborated/processed) was 52.5% against 47.7% of total net sales, a growth of 3.7% in volume and a reduction of 0.9% in sales. The relative gain in the share of sales from higher valued-added products reflects a slight reduction in average prices in the domestic market and an improvement in average export prices in US dollars, albeit with a significant reduction in Reais.

Cost of Sales

The principal raw material costs, grains (corn and soybeans) and live hogs acquired from third-parties, reported a significant decline, contributing to a reduction in average costs. As farm-raised animals consume at the average cost of animal feed, the impact of the Real’s appreciation in relation to the foreign exchange rate for the main inputs occurs gradually, contrary to the immediate affect on export revenues. Adjustments were also made in production runs given a scenario of market surpluses.

The end result was that the 7.8% cut in selling costs was not enough to compensate the impact on operating margins arising from the reduction in export volume and the fall in prices and in sales revenues.

Gross Profit and Gross Margin

The gross margin for the quarter was 23.6% against 27.4% in the same quarter in 2005, a reduction of 380 basis points, set against a negative international trading environment for animal protein, principally in the poultry segment, and once again, the sharp appreciation in the domestic currency against the US dollar. The Company posted gross profits of R$ 249.4 million, a reduction of 24.2%, mainly due to the adverse performance in the export market.

Operating Expenses

Operating expenses amounted to 21.1% of net sales against 17.2% for the same period in 2005. This represented a 7.7% increase in absolute values amounting to R$ 223.2 million against R$ 207.1 million in the first quarter of 2005. The percentage of operating expenses relative to net sales had a greater impact due to the decline in the latter.

The principal increases in selling expenses were a function of fixed overheads, an increase in freight and warehousing costs, the greater distribution of products to the domestic market, advertising and customer promotions.

Operating Income and Operating Margin

The operating income for the quarter reached R$ 26.3 million, a reduction of 78.5% for reasons already described - a fall of more than 8% in export volume, a marked reduction in average prices – mainly exports due to the substantial drop in exchange rates, and an increase in operating expenses.

The partial reduction in costs was not enough to offset the impact of the inclement trading environment, the Company reporting a reduced operating margin of 2.5% against 10.1% in the same period in 2005.

Financial Results

Despite an increase of 30.8% in net debt, financial expenses reported a fall of 86.4% mainly due the gains accruing from the Company’s consolidated foreign currency position due to the Real’s appreciation against the US dollar.

Debt	On March 31, 2006			On March 31, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	250.5	168.0	418.5	453.8	(7.8)
Foreign Currency	180.3	1061.2	1241.5	567.3	118.8
Gross Debt	430.7	1,229.2	1,659.9	1,021.1	62.6
Cash Investments
Local Currency	228.9	—	228.9	159.9	43.1
Foreign Currency	464.7	84.1	548.8	186.9	193.7
Total Cash Investments	693.6	84.1	777.7	346.8	124.3
Net Accounting Debt (1)	(262.9)	1,145.0	882.2	674.3	30.8
Exchange Rate Exposure - US$million			(132.0)	(8.8)	—

(1) The Company consolidated the FIDC – Credit Rights Investment Fund and classified ACEs – Advance on Bills of Exchange as a liability amounting to R$ 151.4 million (R$ 232.1 million in 2005) from the last quarter,  2005.

The increase in net debt is due greater needs for funding investments in fixed assets and in working capital. The annualized Net Debt/EBITDA (last 12 months) was 1.5 times.

Net Income and Net Margin

The net income for the quarter was R$ 10.4 million, down 85.5% compared with the first quarter in 2005, corresponding to a net margin of 1% against 6%.

EBITDA

EBITDA (operating earnings before interest, taxes, depreciation and amortization) reached R$ 64.3 million, a 56.3% decline, and equivalent to an EBITDA margin of 6.1% against 12.2% for the same quarter in 2005, when general market performance was more favorable.

EBITDA	1st Quarter
R$ Million	2006	2005	% Ch.
Operating Income Before Financial Expenses	26.3	122.0	(78.5)
(+) Depreciation, amortization and deplention	33.7	27.8	21.0
(±) Other Operating Results	4.4	(2.6)	—
= EBITDA	64.3	147.3	(57.5)

SHAREHOLDERS’ EQUITY

Finished product inventory increased 40.8% compared to the first quarter 2005.

Shareholders’ Equity increased 17.9% from R$ 1.0 billion on March 31 2005 to R$ 1.2 billion at the end of first quarter 2006.

STOCK MARKET

The Company’s share and ADR performance was affected by the world trading environment for the poultry segment. Trading volume in the shares on the São Paulo Stock Exchange (Bovespa) increased by 26.2%  and for ADRs traded on the NYSE, by 80.9%.

PRGA	1Q06	1Q05	PDA	1Q06	1Q05
Share Price - R$*	22.67	17.17	Share Price - US$*	20.50	12.77
Traded Shares (Volume)	35.6 million	28.2 million	Traded ADRs (Volume)	3.6 million	2.0 million
Performance	(13.8)%	(10.1)%	Performance	(10.0)%	(13.3)%
Bovespa Index	13.4%	1.6%	Dow Jones Index	3.7%	(2.6)%
IGC (Brazil Corp. Gov. Index)	15.9%	3.1%
ISE (Corp. Sustainability Index)	14.0%	—

* Closing Price

In the chart above we take into consideration the adjustments arising from the stock split approved by the OGM/EGM on March 8 2006 and effective April 12 2006,  in terms of the shares and ADR prices and trading volume.

Perdigão’s shares are to become a component of the Bovespa’s principal stock index, the IBOVESPA, as from May 2 2006 with a 0.820% participation. This achievement is a reflection of the excellent daily financial trading volumes recorded on the São Paulo Stock Exchange since the announcement of the Company’s New Market listing. The daily average financial volume was twice the daily average for 2005, increasing from US$ 3.8 million to US$ 7.4 million/daily and reaching the level of US$ 8.2 million/daily in March.  Trading volume represented 41.3% of the transactions for the sector on the Bovespa and 42.3% of its ADRs on the NYSE.

SOCIAL BALANCE

As of March 31 2006, the Company employed 35,531, the majority – 90.5% - allocated to the production area. Compared with the same period last year, the Company created 4,000 new job opportunities, an increase of 12.6%.

Fringe benefits and social programs accounted for R$ 24.0 million, a 24.9% increase, for nutrition, healthcare, education, culture, transportation, professional training and development, private pension plan, among others. Investments in the environment at R$ 4.8 million in the quarter, were up by 125.8%.

Main Indicators	On March 31, 2006	On March 31.2005	% Ch.
Number of Employees	35,531	31,568	12.6
Net Sales per Employee/year - R$ thousands	118.8	152.5	(22.1)
Productivity per Employee (tons/year)	37.5	37.6	(0.3)

Accumulated valued-added was R$ 376.4 million, 12.4% lower than in the first quarter of 2005.

Added Value

CORPORATE GOVERNANCE

Novo Mercado - New Market

With a quorum representing 70% the total capital, the Ordinary and Extraordinary General Meeting held on March 8 2006 unanimously approved the conversion of preferred into common shares on a one-to-one basis. The Meeting also approved a 200% stock split, with the issue of two new shares for every share held by investors,  as well as authorizing the Company’s entrance on Bovespa’s New Market corporate governance level.

Trading in the Company’s shares on the New Market began on March 12 2006.  Perdigão was the first traditional company in the market and the first in the food and beverage sector to adhere to the good corporate governance practices required under New Market listing regulations.

Besides the improvement in corporate government practices, the objectives of this initiative were the equalization of rights integral to the shares issued by the Company, greater visibility, transparency and liquidity for the shareholders and investors, as well as part of Perdigão’s efforts to seek the creation of a basis for sustained growth and the perpetuation of the businesses.

The belief is that the capital markets always attribute the better fair price to the shares of the company that includes as part of its corporate structure: diffuse control, equality of shareholder rights, a premium for public offerings and the introduction of protective mechanisms.

Shareholders’ Composition

Consultancy Fees

No payments of consultancy fees were made to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley Act.

OUTLOOK

Some producing countries are reducing poultry production, which should lead to a more balanced supply and demand scenario from this quarter onward, favoring a tentative recovery in prices and greater demand for poultry-related products. Some evidence of this has already been observed in the case of certain products.  We believe that the recovery in demand followed by better opportunities for our exports can be expected for the second half of this year.

As for the domestic market, we remain optimistic in relation to the tendency towards improved incomes and employment prospects. These factors should drive demand for non-durable goods such as food.

We continue to take steps to reduce costs and expenses and to implement projects for assuring increased productivity and value-added.

It is our understanding that the barriers being faced are part of the overall scenario affecting the international market for the sector and that sanitary crises are part and parcel of animal breeding. It is also our belief that the fall in consumption tends to be much more circumstantial than structural and that these questions should be seen as providing the potential for future opportunities for the better-prepared organizations. We intend to continue our capital expenditures program as part of our goal of achieving sustained growth of the businesses using our competitive advantages to interact in the quest for better results for our investors.

São Paulo, May 2006.

Eggon João da Silva	Nildemar Secches

Chairman

Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
MARCH 31, 2006 AND 2005
(in thousands of Brazilian Reais, in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	3,506,967	2,713,778
CURRENT ASSETS	2,013,452	1,432,995
NONCURRENT ASSETS	215,017	245,416
PERMANENT	1,278,498	1,035,367
Investments	13,921	497
Property, Plant and Equipment	1,173,463	951,066
Deferred Charges	91,114	83,804

LIABILITIES AND SHAREHOLDERS’ EQUITY	3,506,967	2,713,778
CURRENT LIABILITIES	909,018	1,122,470
LONG TERM LIABILITIES	1,369,221	549,396
SHAREHOLDERS’ EQUITY	1,228,728	1,041,912
Capital Stock Restated	800,000	490,000
Reserves	425,215	482,306
Retained Earnings	3,513	69,606

INCOME STATEMENT

	1Q06	1Q05	Ch. %
GROSS SALES	1,229,079	1,371,577	(10.4)
Domestic Sales	720,829	713,307	1.1
Exports	508,250	658,270	(22.8)
Sales Deductions	(173,616)	(168,100)	3.3
NET SALES	1,055,463	1,203,477	(12.3)
Cost of Sales	(806,026)	(874,292)	(7.8)
GROSS PROFIT	249,437	329,185	(24.2)
Operating Expenses	(223,166)	(207,153)	7.7
OPERATING INCOME BEFORE FINANCIAL EXPENSES	26,271	122,032	(78.5)
Financial Expenses, net	(4,300)	(31,537)	(86.4)
Other Operating Results	4,369	(2,558)	—
INCOME FROM OPERATIONS	26,340	87,937	(70.0)
Nonoperating Income	(2,188)	324	—
INCOME BEFORE TAXES	24,152	88,261	(72.6)
Income Tax and Social Contribution	(12,920)	(11,090)	16.5
Employees / Management Profit Sharing	(834)	(5,379)	(84.5)
NET INCOME	10,398	71,792	(85.5)
EBITDA	64,326	147,312	(56.3)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAXPAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	100.00
COMMERCIAL, INDUSTRIAL AND OTHERS			46,150,563		46,150,563

02	PERDIGÃO EXPORT LTD.	-	Private Subsidiary	100.00	100.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10,000		10,000

16.01 – OTHER RELEVANT INFORMATION

1)    Shareholders’ composition on 04.12.06:

Shareholders	Common shares	%
Main shareholders (1)	63,080,775	47.09
Management:
Board of Directors	117,924	0.09
Executive Officers	6	—
Fiscal Council	—	—
Treasury shares	430,485	0.32
Other shareholders	70,327,962	52.50
	133,957,152	100.00
Shares outstanding	70,327,962	52.50

(1) Shareholder’s are take part of Voting Agreement.

2)    Shareholders’ composition on 03.31.05:

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79.67	9,666,485	33.13	21,993,146	49.25
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	17,553,021	60.15	19,121,986	42.83
	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,378,347	66.41	22,515,743	50.42

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

3)    Holders of more than 5% of voting capital till the person level:

	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil	20,513,235	15.31
Fund. Telebrás Seg. Social – SISTEL	8,588,232	6.41
PETROS – Fund. Petrobrás Seg. Soc.	15,575,469	11.63
FAPES (Fund. Assist. Prev. Soc.) - BNDES	6,122,652	4.57
Weg S.A. (*)	10,005,102	7.47
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	3.54
VALIA – Fund. Vale do Rio Doce	5,545,185	4.14
Previ – Banerj	1,997,595	1.49
	73,085,877	54.56
Others	60,871,275	45.44
	133,957,152	100.00

(*) Shareholder’s are not take part of Voting Agreement.

4)    Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A. (a)	279,445	97.03	34,858	10.58
Others	8,555	2,97	294,769	89.42
	288,000	100.00	329,627	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%
Tânia Marisa da Silva	6,192	6.58
Décio da Silva	6,192	6.58
Solange da Silva Janssen	6,192	6.58
Katia da Silva Bartsch	6,192	6.58
Marcia da Silva Petry	6,192	6.58
Miriam Voigt Schwartz	10,318	10.96
Valsi Voigt	10,318	10.96
Cladis Voigt Trejes	10,318	10.96
Diether Werninghaus	7,791	8.28
Martin Werninghaus	7,791	8.28
Heide Behnke	7,791	8.28
Others	8,844	9.38
	94,131	100.00

5)    Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 04.12.06:

	Common shares	%
a) Controlling shareholders	63,080,775	47.09
b) Executive officers and Fiscal Council	117,930	0.09

b.1) Executive Officers and Fiscal Council

	Common shares	%
Board of Directors – Direct participation	117,906	0.09
Executive Officers	6	—
Fiscal Council	—	—

Free Float shares

On 04.12.06 there were 70,327,962 common shares outstanding (free-floating), 52.50% of total issued.

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre

Board Members

Almir de Souza Carvalho

Jaime Hugo Patalano
Francisco Françuy Venâncio Braga
Cláudio Salgueiro Garcia Munhoz
Luís Carlos Fernandes Afonso

FISCAL COUNCIL (With attributions of Audit Committee)

Chairman	Vanderlei Martins
Attílio Guaspari

Wilson José Watzko

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benício
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli

Accountant – CRC – 1SC005856/O-0 S - SP

17.01 – REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS – UNQUALIFIED OPINION

To the Management and Shareholders of

Perdigão S.A.

1.  We have executed a special review of Quarterly Information (ITR) of Perdigão S.A. and subsidiaries for the period ended March 31, 2006comprising the balance sheet, the statement of income, the performance report and the relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2.  Our review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants – IBRACON, jointly with the Federal Accountants Council, and consisted mainly of: (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company’s financial situation and operations.

3.  Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission – CVM, specifically applied in the preparation of the Quarterly Information.

4.  Our review was conducted in order to issue a report of the special review of the Quarterly Information (ITR) referred in the first paragraph. The Cash Flow information, elaborated in accordance with accounting practices adopted in Brazil, is stated in the Explanatory Note number 19 in order to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to audit procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Quarterly Information appropriately in all its relevant aspects jointly analyzed.

São Paulo, April 27, 2006.

ERNST & YOUNG

Auditores Independentes S.S.

CRC SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1-SP-144343/O-3-T-SC-S-SP